INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

January 13, 2014

John Reynolds, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:

Goldland Holdings Co.

Comments to Revised Preliminary Information Statement on Schedule 14C

Filed December 20, 2013

File No. 000-53505

Dear Mr. Reynolds:

I am writing as counsel to Goldland Holdings Co. (the “Company”) to follow-up some comments that we received in a conference call with the staff on January 13, 2014. Below are the Company’s responses to each of the comments:

1.

The last bullet point paragraph in the “Summary Term Sheet” section has been amended to add disclosure of the dilution that non-affiliates will experience as a result of the proposed transactions.  The language added is:

After giving effect to the planned 1 for 10 reverse stock split, but prior to the Equipment Acquisition and related transactions, the Company had 39,828,881 shares outstanding, of which 26,371,519 (66.2%) were held by affiliates of the Company (including officers, directors and certain significant shareholders), and 13,457,362 (33.8%) were held by non-affiliates of the Company.  Following the Equipment Acquisition and related transactions, the percentage of the Company held by non-affiliates will decrease from 33.8% to 9.6%, and the percentage of the Company held by current affiliates will decrease from 66.2% to 50%.

2.

The last paragraph in the section entitled “Effect of Equipment Acquisition and Related Transactions” has been amended to add more disclosure of the percentage of the Company that will be held by affiliates of the seller of the Equipment.  The paragraph as amended reads (new language is underlined):

The closing of the Equipment Acquisition could be deemed to constitute a change of control of the Company based on the issuance of shares of common stock to acquire the Equipment and under consulting agreements to parties who are not currently shareholders.  Prior to the Equipment Acquisition, affiliates (officers, directors and certain significant shareholders) hold 66.2% of the outstanding Common Stock.  Following the Equipment Acquisition and related transactions, affiliates will own only 50% of the outstanding Common Stock, and persons affiliated with the seller of the Equipment (Julios Kostas, Claudia Cifuentes Robles and Jack Frydman) will own 40% of the Common Stock, assuming all shares are issued at $0.13 per share. In the event the common stock falls below $0.13 per share, the Company would be required to issue more shares under het consulting agreements, which could result in a change of control.  However, the recipients of those shares will not, by virtue of the issuance of the shares, be entitled to appoint any officers or directors of the Company.

3.

The pro forma balance sheet has been amended to show the pro forma effect of the acquisition of the Equipment as if it had occurred on September 30, 2013 instead of January 1, 2012.

Attached hereto are selected pages of the a proposed information statement that shows redlined changes that will be made to the information statement and the pro forma financials relevant to the comments discussed above.

We look forward to discussing this with you after you have had a chance to review it, and answering any questions that you have.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

I, Pierre Quilliam, hereby certify that I have read the foregoing letter dated January 13, 2013, by Robert J. Mottern, counsel for the Goldland Holdings Co. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Goldland Holdings Co.

/s/ Pierre Quilliam

Pierre Quilliam, Chief Executive Officer